

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

<u>Via E-mail</u>
Robert G. Phillips
Chief Executive Officer
Crestwood Midstream Partners, LP
Crestwood Equity Partners, LP
700 Louisiana Street, Suite 2060
Houston, Texas 77002

> **Re: Crestwood Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed March 25, 2014**
> **File No. 333-194778**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-35377**
> **Crestwood Equity Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-34664**

Dear Mr. Phillips:

We have reviewed the above filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Crestwood Midstream Partners, LP

Registration Statement on Form S-3

General

1. Please note that we will not consider a request for acceleration of effectiveness of this registration statement until all comments relating to your Form 10-K for the Fiscal Year Ended December 31, 2013 have been cleared.

Prospectus Cover Page

2. Please revise the cover page to include a recent market price of your securities as of the latest practicable date. Please refer to Item 501(b)(3) of Regulation S-K.

Crestwood Equity Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2013

General

3. Please note that our review encompassed the Forms 10-K of both Crestwood Equity Partners LP and Crestwood Midstream Partners LP. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant please address the issue separately for each registrant. The page references below relate to the Form 10-K of Crestwood Equity Partners LP.

Item 6. Selected Financial Data, page 44

4. We note that "Significant transaction related costs and other items" is the most significant reconciling item between EBITDA and Adjusted EBITDA for fiscal 2013. Please tell us and disclose the components of this item or tell us why such additional disclosure would not be useful to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48

Segment Results, page 56

Gathering and Processing, page 56

5. We have read your disclosure, "Partially offsetting this decrease in EBITDA year-over-
    year was a $22.3 million increase in the operating margin (defined as operating revenues
    less costs of product/services sold and operating and administrative expense) due to a
    21% increase in gathering volumes and an increase in compression volumes in 2013
    compared to 2012." Explain to us why you do not present a discussion of gross margin
    or gross margin percentage in addition to operating margin. In this regard, explain to us
    and disclose why operating margin was disclosed in isolation.

6. Explain to us why there is no discussion of the increase in revenue or the change in
    operating margin of your gathering and processing segment for the fiscal year ended
    December 31, 2012 compared to December 31, 2011. Please ensure your discussion
    enables investors to see the company through the eyes of management.

Liquidity and Sources of Capital, page 59

Operating Activities, page 60

7. Please provide a comparative discussion of your operating cash flows between all periods
    presented in the statements of cash flows. For example, there is no discussion of
    operating cash flows for the fiscal year ended December 31, 2012 compared to December
    31, 2011. Please also provide a more informative analysis and discussion of operating
    cash flows that focuses on how identified factors impacted cash. In doing so, please
    explain the underlying reasons and implications of material changes between periods to
    provide investors with an understanding of trends and variability in cash flows. Please
    ensure your discussion and analysis is not merely a recitation of changes evident from the
    financial statements. Please refer to item 1 of Section IV.B of SEC Release No. 33-8350.

Investing Activities, page 60

8. Please tell us and disclose whether you incurred any growth capital expenditures that had
    an element of both maintenance capital expenditures and growth expansion capital
    expenditures, such as expenditures that both maintained operating capacity and increased
    operating income or cash flow. If so, please revise your disclosure to quantify the portion
    allocated to growth expansion capital expenditures for each of the periods presented. In
    your response, please show us what your disclosure would have looked like had such
    disclosures been provided in your current Form 10-K.

Critical Accounting Estimates, page 62

Goodwill Impairment, page 63

9. We have read your disclosure on page 64 which states, "Based on our goodwill impairment analysis at December 31, 2013, we believe that a 5% decrease in the estimated future cash flows or a 1% increase in the discount rate used to estimate the fair value of our reporting units would not have resulted in a material impairment of our goodwill related to any of our reporting units for which we performed a quantitative goodwill impairment assessment, <u>other than potentially $257.2 million of the goodwill related to our Barnett Shale reporting unit and $14.2 million of goodwill related to our Granite Wash reporting unit.</u>"

    Given the cautionary language you disclose and the material amount of goodwill on your consolidated balance sheet, please consider the following guidance when preparing your future filings. Clearly indicate within your Critical Accounting Estimates how you determine your reporting units for purposes of goodwill impairment testing and disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If you believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please ensure you disclose the following:

    -   The percentage by which fair value exceeded carrying value as of the date of the most recent test;
    -   A description of the methods and key assumptions used and how the key assumptions were determined;
    -   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    -   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 9A. Controls and Procedures, page 66

10. We advise you that your definition of disclosure controls and procedures is incomplete. To the extent you define disclosure controls and procedures in future filings, please revise your disclosure to indicate that disclosure controls and procedures are designed to ensure

that information required to be disclosed in the reports you file or submit under the Exchange Act is:

- recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and
- accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Please refer to Exchange Act Rule 13a-15(e) and 15d-15(e).

Item 11. Executive Compensation, page 73

Long-Term Incentive Plan Awards, page 77

11. Please provide further disclosure regarding how you determined the bonus amounts and number of restricted units awarded to your named executive officers. With respect to the restricted units, we note your disclosure on page 78 that the awards were based on "such employees extraordinary efforts in fiscal 2012." Please refer to Item 402(b) of Regulation S-K.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page 113

Basis of Presentation, page 113

12. We note that you accounted for the acquisition of Legacy Crestwood GP as a reverse acquisition whereby the legal acquiree, Legacy Crestwood GP, was determined to be the accounting acquirer and Legacy Inergy was deemed the accounting acquiree. Please provide us with your analysis of how you determined the accounting acquirer in this transaction. In doing so, please address each of the relevant factors in ASC 805-10-55-10 through -15, particularly the composition of senior management and the board of directors and a discussion of the relative size of the merged entities.

Note 8 – Earnings Per Limited Partner Unit, page 130

13. We have reviewed your earning per limited disclosures and have the following comments:

- Please ensure that you provide all earning per unit disclosures required by ASC 260-10-50-1, including a reconciliation of the numerators and denominators that include the individual income and share amount effects of all securities that affect earnings per unit. Show us what these disclosures would have looked like for the periods presented.

- We note your disclosure on page 8 that Crestwood Holdings LLC indirectly owns your general partner interest and also owns 100% of your incentive distribution rights ("IDR's"). Please tell us why your earnings per unit disclosures do not appear to allocate any income related to IDR's or the general partner interest. See ASC 260-10-50-72 and -73 and 260-10-55-102 through -110.
- We note that your pre-merger weighted-average number of units outstanding is calculated based on the presumption that the common and subordinated units issued to acquire Legacy Crestwood GP, the accounting predecessor, were outstanding for the entire pre-merger period. Please clarify how your pre-merger weighted-average unit calculation complies with ASC 805-40-55-4 and -5.

Note 9 – Debt, page 131

Crestwood Midstream 2019 Senior Notes, page 134

14. Explain to us and disclose how the indenture of the 2019 Senior Notes restricts the ability of Crestwood Midstream to pay distributions on their common units.

Note 11 – Partners' Capital, page 137

15. We note your disclosures on page 140 that Crestwood Niobrara issues preferred interests and that Crestwood Midstream, as the managing member of Crestwood Niobrara, has the ability to redeem the preferred interests in either cash or Crestwood Midstream common units. Please address the following items:

- Tell us and disclose in greater detail the redemption terms of these preferred interests, including which parties control the ability to redeem. Also tell us if redemption could occur based on any event, even if remote, that is not solely within your control.
- Tell us and disclose how you account for distributions to preferred interest holders, including how you treat them in your earnings per unit computations. Ensure that you disclose the effect that has been given to preferred dividends in arriving at income available to limit partner unitholders in computing basic EPS. See ASC 260-10-50-1(b).

Note 15 – Commitments and Contingencies, page 143

16. Although your disclosures on page 144 indicate that you do not believe you have material potential liability in connection with litigation proceedings, you also disclose that they "could have a material adverse effect." Consistent with ASC 450-20-50-4(b), please disclose the aggregate estimated loss or range of reasonably possible losses in excess of amounts accrued or state that such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each

individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson
        Vinson & Elkins, LLP